                                                               EXHIBIT (a)(1)(i)

                            OFFER TO CANCEL FOR CASH
        ALL OUTSTANDING OPTIONS WITH AN EXERCISE PRICE OF $10.00 OR MORE
                                       BY
                          OUTSOURCE INTERNATIONAL, INC.

                                       AT

    $0.35 PER OPTION FOR ALL OPTIONS WITH EXERCISE PRICES OF $10.00 - $12.00 $0.25 PER OPTION FOR ALL OPTIONS WITH EXERCISE PRICES OF $12.01 - $15.99
   $0.10 PER OPTION FOR ALL OPTIONS WITH AN EXERCISE PRICE OF $16.00 OR HIGHER

--------------------------------------------------------------------------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 31, 2000, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

         Outsource International, Inc., a Florida corporation, is offering to cancel all outstanding options to purchase shares of our common stock that have an exercise price of $10.00 or more for an amount payable in cash, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal. The cash amount will be payable promptly following the completion of the offer. We will not accept partial tenders. You must tender all of your options or none of your options.

         THIS OFFER TO CANCEL IS NOT CONDITIONED UPON A MINIMUM NUMBER OF OPTIONS BEING TENDERED BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5.

                                    IMPORTANT

         Any holder of options desiring to tender his or her options for cancellation should complete and sign the letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, mail or otherwise deliver it and any other required documents to us, and deliver the option agreement(s) evidencing your options to us along with the letter of transmittal at our address set forth on the back cover of this offer to cancel.

         NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER YOUR OPTIONS FOR CANCELLATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR OPTIONS. MR. SCOTT R. FRANCIS, WHO IS THE ONLY OFFICER OR DIRECTOR HOLDING OPTIONS THAT ARE ELIGIBLE TO BE TENDERED INTO THIS OFFER, HAS ADVISED US THAT HE INTENDS TO TENDER OPTIONS PURSUANT TO THIS OFFER.

                              ---------------------

         The common stock issuable upon exercise of the options is listed and principally traded on the OTC Bulletin Board (the "OTCBB") under the symbol "OSIX.OB" On September 28, 2000, the last trading day prior to the making of this offer, the last reported sale price of the common stock on the OTCBB was $1.125 per share. You are urged to obtain current market prices for the common stock.

         Questions or requests for assistance or for additional copies of this offer to cancel, the letter of transmittal, or other offer materials may be directed to Joseph C. Wasch, our General Counsel and Director of Investor Relations, at (561) 454-3500.

         We have not authorized any person to make any recommendation on our behalf as to whether you should tender your options for cancellation pursuant to this offer to cancel. We have not authorized any person to give any information or to make any representations in connection with this offer to cancel other than those contained in this offer to cancel or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by us.

                                TABLE OF CONTENTS

                                                                                                                   PAGE
                                                                                                                   ----
SUMMARY TERM SHEET.................................................................................................ii
INTRODUCTION.......................................................................................................iv
THE OFFER...........................................................................................................1
         1.    Number of Options; Expiration Date...................................................................1
         2.    Procedure for Tendering Options......................................................................1
         3.    Withdrawal Rights....................................................................................2
         4.    Acceptance For Cancellation of Options And Payment of Cash...........................................3
         5.    Conditions of the Offer..............................................................................3
         6.    Price Range of Common Stock Underlying the Options...................................................5
         7.    Purpose of the Offer.................................................................................6
         8.    Information Concerning Outsource.....................................................................6
         9.    Source and Amount of Funds...........................................................................7
         10.   Interests of Directors and Officers; Transactions and Agreements Concerning the Options..............7
         11.   Federal Income Tax Considerations....................................................................8
         12.   Legal Matters; Regulatory Approvals..................................................................9
         13.   Extension of Tender Period; Termination; Amendments..................................................9
         14.   Fees and Expenses...................................................................................10
         15.   Additional Information..............................................................................10


SCHEDULE A........................................................................................................A-1


                               SUMMARY TERM SHEET

         We are offering to cancel all outstanding options to purchase shares of our common stock that have an exercise price of $10.00 or more. The following are some of the questions that you, as an optionholder, may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this offer to cancel and the accompanying letter of transmittal.

WHAT WILL I RECEIVE IF I DECIDE TO TENDER MY OPTIONS FOR CANCELLATION?

         We will pay you cash in the amount set forth on the cover page of this offer to cancel. For purposes of determining the cash amount payable to an optionholder, we have treated options as separate classes based on differences in exercise price. The cash amount that we will pay for each class of tendered options has been determined based on the exercise price of the particular option. See Section 4.

WHEN WILL I RECEIVE PAYMENT FOR MY CANCELED OPTIONS?

         You will receive the full cash amount for your options promptly after the expiration of this offer to cancel ("payment date").

         No interest will accrue and no interest will be paid on any portion of the cash amount payable, regardless of when paid. See Section 4.

DO I HAVE TO TENDER ALL OF MY OPTIONS?

         Yes. We will not accept partial tenders. You must tender all of your options that have an exercise price of $10.00 or more or none of your options. See Section 2.

DOES THE COMPANY HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

         We will use funds from our Revolving Credit Facility to make payment on all of the options tendered in this offer to cancel. See Section 9.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

         You will have at least until 12:00 midnight, New York City time, on October 31, 2000, the "expiration date," to decide whether to tender your options in this offer to cancel.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

         If we extend the offer, we will notify you in writing or make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the day after the date on which the offer was previously scheduled to expire. See Section 13.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

         This offer to cancel is not conditioned on a minimum number of options being tendered. However, the offer is subject to a number of other conditions. See Section 5.

HOW DO I TENDER MY OPTIONS?

         To tender an option for cancellation you must deliver your option agreement(s) together with a properly completed and duly executed letter of transmittal and any other required documents to us at the address set forth on the back cover of this offer to cancel no later than the expiration date.

HOW DO I WITHDRAW PREVIOUSLY TENDERED OPTIONS AND UNTIL WHAT TIME CAN I WITHDRAW THEM?

         You can withdraw previously tendered options at any time until the expiration date. To withdraw tendered options you must deliver a written notice of withdrawal, or facsimile thereof, with the required information to us while you still have the right to withdraw the tendered options. Once withdrawn, you may retender options only by again following one of the delivery procedures described in Section 2. See Section 3.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

         You can call Joseph C. Wasch, our General Counsel and Director of Investor Relations, at (561) 454-3500.

To the Holders of Options to Purchase Common Stock with an Exercise Price of $10.00 or more of OUTSOURCE INTERNATIONAL, INC.:

                                  INTRODUCTION

SUMMARY TERMS OF THE OFFER

         We hereby offer to cancel all outstanding options to purchase shares of our common stock that have an exercise price of $10.00 or more for an amount payable in cash, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal (which together constitute the "offer"). The amount of cash for each tendered option will be payable as set forth on the cover page of this offer to cancel, depending on the exercise price of your options. For purposes of determining the cash amount payable to an optionholder, we have treated options as separate classes based on differences in exercise price. The cash amount that we will pay for each class of tendered options has been determined based on the exercise price of the particular option, which is the same for all optionholders within a class of options but which may vary among classes.

         We will accept for cancellation all options validly tendered and not properly withdrawn on or prior to the expiration date. However, we will not accept partial tenders. You must tender all of your options that have an exercise price of $10.00 or more or none of your options.

         This offer is not conditioned upon any minimum number of options being tendered. The offer is, however, subject to a number of other conditions. See
Section 5. We reserve the right (but are not obligated) to waive any or all such conditions, other than those that are legally mandated.

         NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER YOUR OPTIONS FOR CANCELLATION. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER OPTIONS FOR CANCELLATION.

GENERAL INFORMATION

         As of the date of this offer to cancel, we had issued and outstanding options to purchase 1,809,117 shares of our common stock issued under our incentive stock option plan, of which options to purchase 430,775 shares of our common stock have an exercise price of $10.00 or more. The options that we are offering to purchase represent 100% of the options issued and outstanding as of such date that have an exercise price of $10.00 or more.

         The common stock issuable upon exercise of the options is listed and principally traded on the OTCBB under the symbol "OSIX.OB". On September 28, 2000, the last reported sale price of the common stock was $1.125 per share. Optionholders are urged to obtain current market prices for the common stock. See Section 6.

         All options accepted by us pursuant to this offer will be canceled. See
Section 4.

                                    THE OFFER

1.       NUMBER OF OPTIONS; EXPIRATION DATE.

         Upon the terms and subject to the conditions described herein and in the accompanying letter of transmittal, we will accept for cancellation, and will cancel, all options to purchase shares of our common stock that have an exercise price of $10.00 or more and that are validly tendered on or prior to the expiration date and which are not properly withdrawn in accordance with
Section 3. We will not accept partial tenders. You must tender all of your options that have an exercise price of $10.00 or more or none of your options. The later of 12:00 midnight, New York City time, on October 31, 2000 or the latest time and date to which the offer is extended, is referred to herein as the "expiration date." This offer is not conditioned on any minimum number of options being tendered. If your options are accepted for cancellation, you will be entitled to receive a cash payment in the amount set forth on the cover page of this offer to cancel. The cash amount will be payable promptly following the completion of the offer. See Section 4.

         Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to change the terms of this offer to cancel. This offer to cancel will be extended until the expiration of ten business days from the date of publication of notice if:

         o we increase or decrease the amount of cash to be paid for options tendered for cancellation or we decrease the number of options we are offering to cancel; and

         o the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 13.

         For purposes of this offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, New York City time. There can be no assurance, however, that we will exercise our right to extend this offer to cancel.

2.       PROCEDURE FOR TENDERING OPTIONS.

         PROPER TENDER OF OPTIONS. To validly tender options for cancellation pursuant to this offer, a properly completed and duly executed letter of transmittal, or facsimile thereof, together with any other documents required by the letter of transmittal, including your option agreement(s) evidencing the options to be tendered, must be received by us at our address set forth on the back cover of this offer to cancel before the expiration date.

         THE METHOD OF DELIVERY OF OPTIONS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING OPTIONHOLDER. OPTIONS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY US. IF DELIVERY IS BY MAIL, REGISTERED OR CERTIFIED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

         No interest will accrue and no interest will be paid on the cash amount payable to you, regardless of:

         o        any extension of the offer; or

         o        delay in making any payment.

         DETERMINATION OF VALIDITY; REJECTION OF OPTIONS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for cancellation and payment will be determined by us in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of options that we determine are not in proper form or the acceptance for cancellation and payment of or cancellation and payment for which may be unlawful. We also reserve the absolute right to waive any condition of the offer or any defect or irregularity in any tender of options. A tender of options will not be deemed to have been properly made until all defects or irregularities have been cured by the tendering optionholder or waived by us. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall we nor any other person incur any liability for failure to give any such notice.

         LOST, STOLEN, DESTROYED OR MUTILATED OPTION AGREEMENTS EVIDENCING THE TENDERED OPTIONS. If your option agreement evidencing the options to be tendered has been lost, stolen, destroyed or mutilated, you must complete the box captioned "Description of Options Tendered" on the letter of transmittal, indicating the number of options subject to the lost, stolen, destroyed or mutilated option agreement. You must then contact us to ascertain the steps that must be taken to replace the option agreement evidencing the options to be tendered. In order to avoid delay, you should contact Kristin Dunlap, our Stock Option Plan Administrator, at (561) 454-3627.

3.       WITHDRAWAL RIGHTS.

         Tenders of options made pursuant to this offer to cancel may be withdrawn at any time prior to the expiration date. Thereafter, tenders are irrevocable, except that they may be withdrawn after November 28, 2000 unless they have been previously accepted for cancellation as provided in this offer to cancel. If we extend the period of time during which the offer is open, we are delayed in accepting for payment or paying for options or we are unable to accept for cancellation and payment or pay for options pursuant to the offer for any reason, then, without prejudice to our rights under the offer, we may retain all options tendered, and tendered options may not be withdrawn, except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of this offer to cancel. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by us at our address set forth on the back cover of this offer to cancel and must specify the name of the person who tendered the options to be withdrawn and the number of options to be withdrawn. Withdrawals may not be rescinded, and options withdrawn will thereafter be deemed not validly tendered for purposes of this offer. However, withdrawn options may be retendered by again following one of the procedures described in Section 2 at any time prior to the expiration date.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

4.       ACCEPTANCE FOR CANCELLATION OF OPTIONS AND PAYMENT OF CASH.

         Upon the terms and subject to the conditions of this offer to cancel and as promptly as practicable after the expiration date, we will accept for cancellation all options validly tendered. You will receive the full cash amount for your options as set forth on the cover of this offer to cancel promptly after the expiration of this offer to cancel ("payment date").

         For purposes of the offer, we will be deemed to have accepted for cancellation and payment options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the optionholders of our acceptance for payment of such options, which may be by press release.

         Under no circumstances will interest accrue or be paid on amounts to be paid to tendering optionholders, regardless of when payment of any portion of the cash amount is made or if there is any delay in making any cash payment.

5.       CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of this offer to cancel, we will not be required to accept for cancellation, or make any payment with respect to, any options tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of options) the acceptance for cancellation of options tendered, if at any time on or after September 29, 2000 and on or before the expiration date any of the following shall have occurred:

                  (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the cancellation of options by us pursuant to this offer or otherwise in any manner relates to or affects the offer or
         (ii) in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our or any of our subsidiaries' business or materially impair the offer's contemplated benefits to us;

                  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or to us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the options illegal or otherwise restrict or prohibit consummation of this offer,
         (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the options, (iii) materially impair the contemplated benefits of this offer to us or (iv) materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or any of our subsidiaries;

                  (c) it shall have been publicly disclosed or we shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of common stock underlying the options whether through the acquisition, directly or indirectly, of our capital stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to September 29, 2000) or (ii) any such person or group that on or prior to September 29, 2000 had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire whether through the acquisition shares, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares of common stock underlying the options representing 2% or more of the outstanding shares of common stock underlying the options;

                  (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline or increase in the market price of the shares of our common stock, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), income, operations, prospects or ability to obtain financing generally or the trading in the options, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or
         (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, in our reasonable judgment, a material acceleration or worsening thereof;

                  (e) a tender or exchange offer with respect to some or all of the options or our common stock (other than this offer), or a merger, acquisition or other business combination proposal for our company, shall have been proposed, announced or made by any person;

                  (f) there shall have occurred any event or events that have resulted, or may in our reasonable judgment result, in an actual or threatened change in the business, condition (financial or other), income, operations, option ownership or prospects of us and our subsidiaries, taken as a whole; or

                  (g) there shall have occurred any decline in the Dow Jones Industrial Average or the Standard & Poor's Composite 500 Stock Index by an amount in excess of 10% measured from the close of business on September 29, 2000;

and, in our sole judgment, such event or events make it undesirable or inadvisable to proceed with the offer or with such acceptance for cancellation and payment.

         The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, and any such condition may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion, whether or not any other condition of the offer is also waived. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

6.       PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

         Prior to August 10, 2000, the common stock issuable upon exercise of the options was listed and principally traded on the Nasdaq National Market under the symbol "OSIX." On August 10, 2000, the common stock was delisted from the Nasdaq National Market and began trading on the OTCBB under the symbol "OSIX.OB". The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by the Nasdaq stock market for the fiscal quarters beginning in fiscal year 1998 through the first quarter of fiscal year 2001 and as reported by the OTCBB for the second quarter of fiscal year 2001 (through September 28, 2000):



                                                      HIGH          LOW
                                                     -------       ------
Fiscal Year 1998:
    First Quarter ................................    $25.00       $10.63
    Second Quarter                                     24.25         7.75
    Third Quarter                                      11.13         3.50
    Fourth Quarter ...............................      5.69         3.25

Fiscal Year 1999:
    First Quarter ................................    $ 7.00       $ 3.25
    Second Quarter ...............................      4.88         3.06
    Third Quarter ................................      3.81         0.63
    Fourth Quarter ...............................      2.06         0.50

    Transition Period ended April 2, 2000.........     $3.63        $1.25

Fiscal Year 2000:
    First Quarter ................................     $2.00         $.78
    Second Quarter (through September 28, 2000) ..     $1.56         $.63

         On September 28, 2000, the last full OTCBB trading day before the making of this offer to cancel, the last reported sale price of the common stock underlying the options on the OTCBB was $1.125 per share. This price reflects inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. YOU ARE URGED TO OBTAIN CURRENT MARKET PRICES FOR THE COMMON STOCK.

         We have never paid dividends on our common stock. We intend to retain earnings, if any, to finance future operations and expansion and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Any future payment of dividends will depend upon our financial condition, capital requirements and earnings and compliance with cash flow and other financial covenants contained in our revolving credit facility with a syndicate of lenders led by Ableco Finance, LLC, as well as upon other factors that our board of directors may deem relevant.

7.       PURPOSE OF THE OFFER.

         We believe that many of our outstanding options, though currently exercisable, are not achieving the purpose for which they were intended since they have exercise prices that are significantly higher than the current market price of our common stock, effectively making them unlikely to be exercised. Our stock option plan has a maximum availability of 2,000,000 shares, and we have previously issued stock options covering substantially all of the available options under the plan. We would in the future like to have the purchased stock options available to continue to reward our employees for significant contributions to our success.

         Any optionholder who tenders options pursuant to this offer to cancel who continues to be an employee or non-employee director will be eligible to receive options under our stock option plan in the future. However, we do not currently intend to grant options to tendering optionholders within the six months following the expiration of this offer to cancel.

         Except as disclosed in this offer to cancel, we have no plans or proposals which relate to or would result in:

         o the acquisition by any person of any of our securities or the disposition of any of our securities;

         o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

         o a sale or transfer of a material amount of our or our subsidiaries' assets;

         o        any change in our present board of directors or management;

         o any material change in our present dividend rate or policy, or our indebtedness or capitalization;

         o any other material change in our corporate structure or business;

         o any change in our articles of incorporation or bylaws or any actions which may impede the acquisition of control of us by any person;

         o a class of equity securities being delisted from a national securities exchange;

         o a class of our equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         o        the suspension of our obligation to file reports pursuant to
                  Section 15(d) of the Exchange Act.

         NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER YOUR OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER TO CANCEL AND TO CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS FOR CANCELLATION.

8.       INFORMATION CONCERNING OUTSOURCE.

         We are a provider of human resource services focusing on the flexible industrial staffing market through our Tandem division. Tandem recruits, trains and deploys temporary industrial personnel and provides payroll administration, risk management and benefits administration services to our clients. Tandem's clients include businesses in the manufacturing, distribution, hospitality and construction industries.

         Our Tandem division delivers flexible staffing services through a nationwide network of 84 company-owned and 51 franchised recruiting and dispatch branch offices. Company-owned Tandem branches are aggregated into 13 geographical districts, which are combined into three geographic zones: the East, Midwest and West.

         Our principal executive offices are located at 1690 South Congress Avenue, Suite 210, Delray Beach, Florida 33445, and our telephone number is
(561) 454-3500.

9.       SOURCE AND AMOUNT OF FUNDS.

         Assuming we cancel all of our outstanding options that have an exercise price of $10.00 or more pursuant to the offer, the aggregate cash consideration to be paid (assuming all outstanding options for which this offer is being made are accepted for payment) will be approximately $130,986 (excluding estimated fees and expenses). All of our working capital funds, including the cash consideration payable to tendering optionholders for the cancellation of options pursuant to this offer to cancel and the payment of related fees and expenses, come from our three-year, $33.4 million Revolving Credit Facility with a syndicate of lenders led by Ableco Finance, LLC, as agent, an affiliate of Cerberus Capital Management, L.P., (the "Senior Facility"). The Senior Facility is secured by all of our assets and our subsidiaries' assets. The Senior Facility bears interest at prime or 9.0%, whichever is greater, plus 2%.

         We anticipate that any amounts we draw down from our Senior Facility in connection with this offer to cancel will be repaid from internally generated funds.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND AGREEMENTS CONCERNING THE OPTIONS.

         As of August 31, 2000, our directors and executive officers as a group (10 persons) beneficially owned 4,239,418 shares of our common stock (including 4,003,266 shares held in a voting trust, as described below and 148,202 shares issuable upon exercise of options) or approximately 48% of the total outstanding shares of our common stock on that date. The only executive officer or director holding options that are eligible to be tendered pursuant to this offer to cancel, Mr. Scott R. Francis, our Chief Financial Officer and a director, has advised us that he intends to tender his options pursuant to our offer.

         Except as described in the next paragraph, neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the options or the common stock issuable upon the exercise of such options during the 60 days prior to the date of this offer to cancel.

         On August 24, 2000 Joseph C. Wasch purchased 3,650 shares of our common stock at a price of $1.3125 per share. On August 15, 2000 we issued to Triumph-Connecticut Limited Partnership and Bachow Investment Partners III, L.P. warrants to purchase 39,765 and 31,244 shares, respectively, of our common stock at an exercise price of $0.01 per share.

         Except for outstanding options to purchase common stock granted from time to time to certain of our employees (including executive officers) and non-employee directors pursuant to our incentive stock option plan, and except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

         Certain of our shareholders have deposited 4,003,266 shares of common stock into a voting trust, the trustees of which are Messrs. Garry E. Meier, the President, Chief Executive Officer and a director, and Jay D. Seid, a director. The voting trust terminates in February 2007. The trustees have sole and exclusive right to vote the shares of common stock deposited in the voting trust. The shares of common stock in the voting trust constitute approximately 46.1% of the issued and outstanding shares of common stock.

         Effective February 21, 1997, our then existing shareholders agreed for a period of ten years to vote in favor of electing the following persons to our board of directors: three persons designated by the Chief Executive Officer, one person designated by Triumph Capital Group, Inc., one person designated by Bachow & Associates, Inc., and two additional persons selected by the previously elected directors. Triumph Capital's designee on the board is Michael S. Fawcett and Bachow & Associates' designee on the board is Jay D. Seid. Mr. Meier, the current Chief Executive Officer, has not designated anyone to the board and the remaining directors have been designated by the previously elected directors. Triumph Capital and Bachow & Associates have the right to designate up to two additional members to the board of directors. Triumph Capital and Bachow & Associates have not exercised their right to nominate additional designees. Triumph Capital and Bachow & Associates further agreed to ratify any merger, consolidation or sale of us, any acquisitions made by us, and any amendments to our articles of incorporation or bylaws to the extent the board of directors approve such actions.

11.      FEDERAL INCOME TAX CONSIDERATIONS.

         GENERAL. The following summary of certain federal income tax consequences of the cancellation of options pursuant to this offer to cancel is based on the Internal Revenue Code of 1986, as amended to date, applicable proposed and final Treasury Regulations, judicial authority and current administrative rulings and practice, all of which are subject to change. This summary does not attempt to describe all of the possible tax consequences that could result from this offer to cancel or the cancellation of options pursuant to this offer to cancel.

         The cash amounts paid to optionholders who tender options for cancellation are taxed as ordinary compensation income of the optionholders in the year received. Such income is subject to withholding of income, FICA and Medicare taxes and other applicable employment taxes. To the extent that a tendering optionholder recognizes ordinary income, we would be entitled to a corresponding federal income tax deduction, provided in general that (i) the amount is an ordinary and necessary business expense and such income meets the test of reasonableness; (ii) the deduction is not disallowed pursuant to the annual compensation limit set forth in Section 162(m) of the Internal Revenue Code; and (iii) certain statutory provisions relating to so-called "excess parachute payments" do not apply.

         INCENTIVE STOCK OPTIONS. Certain of the options subject to this offer to cancel are intended to qualify as "incentive stock options." In order for a holder of incentive stock options to receive certain favorable tax treatment with respect to shares of common stock obtained through the exercise of those options, several statutory requirements must be satisfied. One of these requirements is that the stock subject to the incentive stock option be held by the optionholder following exercise of the option for two years after the date the option was granted or, if later, one year after the option is exercised (the "statutory holding period").

         If the holder of an incentive stock option does not tender the incentive stock option pursuant to this offer to cancel, the statutory holding period for that option will begin on the date of the offer. This is because the offer is treated as the grant of a new incentive stock option for purposes of the statutory holding period requirements. Therefore, in order to be eligible for favorable tax treatment, the holder of the incentive stock option must hold any stock purchased on exercise of the option for two years after the date of this offer or, if later, one year after the option is exercised.

         THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF THIS OFFER TO CANCEL OR A CANCELLATION PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING OPTIONHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. OPTIONHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF CANCELLATION MADE BY THEM PURSUANT TO THE OFFICE.

12.      LEGAL MATTERS; REGULATORY APPROVALS.

         We are not aware of any license or regulatory permit that we believe is material to our business that might be adversely affected by our cancellation of options as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the cancellation by us of options as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for payment of, or payment for, options tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for cancellation, and make any payment in respect of, any options are subject to a number of conditions. See Section 5.

13.      EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

         We expressly reserve the right, in our sole discretion and at any time or from time to time, to extend the period of time during which this offer to cancel is open by giving oral or written notice of such extension to the optionholders. There can be no assurance, however, that we will exercise our right to extend this offer. During any such extension, all options previously tendered will remain subject to the offer, except to the extent that such options may be withdrawn as set forth in Section 3. We also expressly reserve the right, in our reasonable discretion, (a) to terminate the offer and not accept for payment any options not theretofore accepted for payment or, subject to Rule 13-4(f)(5) under the Exchange Act, which requires us either to pay the consideration offered or to return the options tendered promptly after the termination or withdrawal of the offer, to postpone payment for options upon the occurrence of any of the conditions specified in Section 5 hereof by giving oral or written notice of such termination to the optionholders and (b) at any time or from time to time amend the offer in any respect. Amendments to the offer may be effected by written notice to all optionholders or by public announcement. Without limiting the manner in which we may choose to make public announcement of any termination or amendment, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the offer, in which case we will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the options in this offer or in documents furnished subsequent thereto will be disseminated to holders of options in compliance with Rule 13e-4(e)(2) promulgated by the SEC under the Exchange Act.

         If we materially change the terms of this offer to cancel or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in the amount of the consent payment or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the SEC has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The offer will continue or be extended for at least ten business days from the time we publish, send or give to holders of options a notice that we will (a) increase or decrease the amount of the consideration payable or (b) increase (except for an increase not exceeding 2% of the outstanding subject options) or decrease the percentage of subject options sought.

14.      FEES AND EXPENSES.

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to cancel. We will bear the cost of solicitation of tenders of options pursuant to this offer to cancel. Solicitations will be made primarily by mail or by facsimile, but members of management and employees, as part of their regular duties, may solicit tenders personally or by telephone.

15.      ADDITIONAL INFORMATION.

         We are subject to the informational filing requirements of the Exchange Act and, in accordance therewith, file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. These reports and other informational filings required by the Exchange Act are available for inspection at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and also are available for inspection and copying at the regional offices of the commission located at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60611 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, such as us. The SEC's Web site address is http://www.sec.gov.

         This offer to cancel is not being made to, nor will any tender of options be accepted from or on behalf of, optionholders in any jurisdiction in which the making of this offer or the acceptance of any tender of options therein would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the offer in any such jurisdiction and extend this offer to optionholders in such jurisdiction.

         This offer to cancel constitutes part of an Issuer Tender Offer Statement on Schedule TO filed with the SEC by us pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder.

                          Outsource International, Inc.

September 29, 2000

                                   SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF OUTSOURCE. The following table sets forth, as of August 31, 2000, information regarding the beneficial ownership of our common stock by: (i) each of our directors; (ii) each of our executive officers; (iii) each person known by us to beneficially own more than 5% of the outstanding shares of our common stock; and (iv) all of our directors and executive officers as a group.

                                                                        NUMBER OF           PERCENT OF
NAME/ADDRESS(1)                                                        SHARES OWNED        SHARES OWNED
------------                                                           ------------        ------------
Garry E. Meier                                                          4,003,266(2)             46.1
Jay D. Seid                                                             4,013,084(3)             46.1
Alan E. Schubert                                                        1,803,648(4)             20.8
Triumph-Connecticut Ltd. (5)                                            1,001,236(6)             10.7
Lawrence H. Schubert                                                      817,240(7)              9.4
Nadya I. Schubert                                                         817,240(8)              9.4
Bachow Investment Partners III, L.P. (9)                                  749,186(10)             8.1
Estate of Louis A. Morelli                                                616,675(11)             7.1
Paul M. Burrell                                                           660,341(12)             7.4
Susan Burrell                                                             463,641(13)             5.3
Scott R. Francis                                                          129,800(14)             1.5
Richard Mazelsky                                                            9,100                   *
Joseph C. Wasch                                                            22,300(15)               *
Glenn C. Enriquez                                                          13,630(16)               *
Lawrence Chimerine, Ph.D                                                   20,568(17)               *
Carolyn H. Noonan                                                           5,000(18)               *
David S. Hershberg                                                         16,118(19)               *
Michael S. Fawcett                                                          9,818(20)               *
                                                                        ---------                ----
All directors and executive officers as a group (10 persons)            4,239,418                  48%


---------------

*    Less than 1%

(1) Unless otherwise noted, the business address for all directors, executive officers and 5% shareholders listed above is 1690 South Congress Avenue, Suite 210, Delray Beach, Florida 33445. The address of Mr. Fawcett is Triumph Capital Group, Inc., 251 Royal Palm Way, Suite 303, Palm Beach, Florida 33480. The address of Mr. Seid is Bachow & Associates, Inc., 3 Bala Plaza East, Fifth Floor, Bala Cynwyd, Pennsylvania 19004. The address of Mr. Hershberg is IBM Corporation, New Orchard Road, Mail Drop 301, Armonk, New York 10504. The address for Dr. Chimerine is Economic Strategy Institute, 1401 H Street N.W., Suite 760, Washington, DC 20005.

(2) Mr. Meier shares voting and investment power with respect to 4,003,266 shares held of record by Messrs. Meier and Seid as Trustees under a voting trust agreement dated as of February 21, 1997 (the "Voting Trust").

(3) Mr. Seid shares voting and investment power with respect to 4,003,266 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust. Includes currently exercisable options to purchase 9,818 shares. Does not include 199,000 shares, plus immediately exercisable warrants to purchase 550,186 shares, held of record by Bachow Investment Partners III, L.P., of which Mr. Seid is a limited partner of the general partner (Bala Equity Partners, L.P.) of Bachow Investment Partners III, L.P., and as to which shares and warrants Mr. Seid disclaims beneficial ownership.

(4) Mr. Alan Schubert shares investment power, but has no voting power, over the following: (a) 1,320,298 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Alan E. Schubert; (b) 281,503 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Alan E. Schubert and Matthew B. Schubert as Trustees of the Jason Schubert Outsource Trust; and (c) 201,847 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Alan E. Schubert and Jason Schubert as Trustees of the Matthew Schubert Outsource Trust.

(5) An affiliate of Triumph Capital Group, Inc. Mr. Fawcett is a general partner of the general partner (Triumph-Connecticut Advisors, L.P.) of Triumph-Connecticut Ltd., a Limited Partnership.

(6) Represents 301,000 shares held of record and immediately exercisable warrants to purchase 700,236 shares.

(7) Mr. Lawrence H. Schubert shares investment power, but has no voting power, over the following: (a) 284,857 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert as Trustee of the Lawrence H. Schubert Revocable Trust; (b) 375,132 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Nadya I. Schubert, Mr. Schubert's wife, as Trustee of the Nadya I. Schubert Revocable Trust; (c) 32,500 shares held of record by Messrs. Meier and Seid as Trustees for Lawrence H. Schubert, Trustee of the Nadya I. Schubert GRAT-1997, under a trust agreement dated May 16, 1997; (d) 59,751 shares held of record by Nadya I. Schubert and Robert A. Lefcort as co-trustees of the Robert A. Lefcort Irrevocable Trust; (e) 32,500 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert as Trustee of the Rachel Schubert Trust; and (f) 32,500 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert as Trustee of the Adam Pugh Trust.

(8) Mrs. Nadya Schubert shares investment power, but has no voting power, over the following: (a) 375,132 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Nadya I. Schubert as Trustee of the Nadya I. Schubert Revocable Trust; (b) 284,857 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert, Mrs. Schubert's husband, as Trustee of the Lawrence H. Schubert Revocable Trust; (c) 32,500 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert, Trustee of the Nadya I. Schubert GRAT-1997, under a trust agreement dated May 16, 997; (d) 59,751 shares held of record by Nadya I. Schubert and Robert A. Lefcort as co-trustees of the Robert A. Lefcort Irrevocable Trust; (e) 32,500 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert as Trustee of the Rachel Schubert Trust; and (f) 32,500 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Lawrence H. Schubert as Trustee of the Adam Pugh Trust.

(9) An affiliate of Bachow & Associates, Inc. Mr. Seid is a limited partner of the general partner (Bala Equity Partners, L.P.) of Bachow Investment Partners III, L.P.

(10) Represents 199,000 shares held of record and immediately exercisable warrants to purchase 550,186 shares.

(11) The Estate of Louis A. Morelli shares investment power, but has no voting power, over the following: (a) 500,221 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Louis A. Morelli;
       (b) 58,075 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Louis A. Morelli as Trustee of the Louis J. Morelli S-Stock Trust; and (c) 58,379 shares held of record by Messrs. Meier and Seid as Trustees under the Voting Trust for Louis A. Morelli as Trustee of the Margaret Ann Janisch S-Stock Trust.

(12) Mr. Burrell shares voting and investment power with respect to 463,641 shares held of record by Mr. Burrell and his wife Susan Burrell, individually, and as tenants by the entirety. Includes currently exercisable options to purchase 196,700 shares. The table above does not include 98,437 shares held of record by Scott T. Burrell as Trustee of the Paul and Susan Burrell Family Trust.

(13) Mrs. Burrell shares voting and investment power with respect to 463,641 shares held of record by Mrs. Burrell and her husband Paul Burrell, individually, and as tenants by the entirety. The table does not include 98,437 shares held of record by Scott T. Burrell as Trustee of the Paul and Susan Burrell Family Trust.

(14)   Includes currently exercisable options to purchase 80,000 shares.

(15)   Includes currently exercisable options to purchase 7,300 shares.

(16)   Includes currently exercisable options to purchase 13,630 shares.

(17)   Includes currently exercisable options to purchase 9,818 shares.

(18)   Includes currently exercisable options to purchase 5,000 shares.

(19)   Includes currently exercisable options to purchase 12,818 shares.

(20) Includes currently exercisable options to purchase 9,818 shares. Does not include 301,000 shares, plus immediately exercisable warrants to purchase 700,236 shares, held of record by Triumph-Connecticut Ltd., a Limited Partnership, of which Mr. Fawcett is a general partner of the general partner (Triumph-Connecticut Advisors, L.P.) of Triumph-Connecticut Ltd., a Limited Partnership, and as to which shares and warrants Mr. Fawcett disclaims beneficial ownership.

--------------------------------------------------------------------------------

                                 OFFER TO CANCEL

                             ALL OUTSTANDING OPTIONS

                    WITH AN EXERCISE PRICE OF $10.00 OR MORE

                                       OF

                          OUTSOURCE INTERNATIONAL, INC.

                                 ---------------


Any questions or requests for assistance or additional copies of this offer to cancel may be directed to Joseph C. Wasch, our General Counsel and Director of Investor Relations, at Outsource International, Inc., 1690 South Congress Avenue, Suite 210, Delray Beach, Florida 33445, telephone (561) 454-3500.

                                 ---------------



                               September 29, 2000

--------------------------------------------------------------------------------